SilverCrest Provides 2019 Highlights and 2020 Outlook

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - January 16, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to summarize its 2019 highlights and present its outlook for 2020. SilverCrest begins 2020 with a strong balance sheet with C$124 million in the bank and no debt. The Company also starts the year with a substantial backlog of exploration drill results to report in Q1, 2020. The Company is working to complete the Feasibility Study for a mine construction decision, to continue with an aggressive exploration program and accelerate development work on the Las Chispas Project ("Las Chispas") in Sonora, Mexico.

N. Eric Fier, CPG, P.Eng, and CEO commented, "2019 was a great year for SilverCrest with the main focus on further de-risking of Las Chispas. The most significant 2019 highlights are (in chronological order for the year):

  the addition of Pierre Beaudoin as COO;
  the announcement of a third resource estimate and robust Preliminary Economic Assessment ("PEA");
  the start-up of underground development for the Babicanora Vein in Area 51 zone;
  the positive reconciliation of grades from initial mining and stockpiling;
  the appointment of Ani Markova as a new director;
  the grant of our general operating and explosives permits ahead of schedule;
  the acquisition of water rights and confirmation of ample water for conceptual operations;
  the graduation from the TSX Venture Exchange to the Toronto Stock Exchange;
  the addition of two more high-grade discoveries (the Babi Vista Vein and Las Chispas Area 118);
  the completion of a 180,000-metre core drill program;
  the successful completion of three equity financings for aggregate gross proceeds of C$122 million;
  the approval of the Change of Use of Soil Permit, which was the final major permitting event to allow for mine construction and operation; and
  Share price appreciation with increased shareholder value of 120% for the year.

The hard work in 2019 has positioned us for another exciting year in 2020.  Our Exploration Team pushes forward on aggressively completing in-fill drilling for resource conversion to reserves; expanding on recent discoveries; and increasing our geological knowledge of the district for potential additional discoveries. In parallel, our Development Team continues to work on completion of the ongoing Feasibility Study; accelerate installation of operations administration offices and warehousing; install water works; expand underground development; stockpile high-grade mined material for potential processing; and expand SilverCrest's health and safety programs. Upon making a construction decision in mid-2020, the Development Team will also focus on hiring and training operations personnel; preparing operation readiness plans; and obtaining other minor construction permits. Collectively, the Company will continue and expand its positive relationship with the surrounding communities. We are very thankful and appreciative of all of our employees, contractors, local communities, government supporters, and shareholders for their contributions. We look forward to their continued support as we work hard to build value in 2020 and beyond."

2020 Outlook

  Release backlog of 2019 drill results in Q1, 2020: SilverCrest has had 15 to 18 drill rigs active at the Las Chispas Project since mid-2019. Several hundred drill holes remain to be announced as final assays and compilation are ongoing. In Q1, 2020, SilverCrest anticipates releasing additional in-fill and expansion drill results from:
    Babi Sur Vein;
    Babi Vista Discovery;
    Babicanora Norte Vein;
    Babicanora Vein;
    Babicanora FW Vein; and
    Area 118 Discovery.

Drill results reported from March 2019 through Q1, 2020 will be incorporated into the updated resource to be released with the Feasibility Study in H1, 2020.

  2020 Exploration Program: For 2020, SilverCrest has budgeted approximately US$16 million for a 125,000 metres exploration drill program. The Q1, 2020 exploration program focuses on expanding measured and indicated resources to be considered for inclusion in the initial reserve estimate with the Feasibility Study. For the remainder of the year, the Exploration Team will shift from mostly in-fill drilling for resource conversion to reserves to drill testing new vein targets to depth, along strike of known high-grade veins and in underexplored areas including the 26 known veins not in resources.
  Feasibility Study:  SilverCrest is focused on advancing the Feasibility Study to completion in H1, 2020. The current task is SilverCrest's handover of the drill hole database to GMining Services Inc. in February for a new resource estimation, mine design, mine dilution, reserve estimation, and mining operating, and capital costs. In addition, Ausenco is focusing on optimizing metallurgical recoveries, finalizing the processing circuit, and estimating plant capital, and operating costs.
  Change of Use of Soil (CUS): With the Mexican government approval of the Change of Use of Soil and in anticipation of a positive construction decision after the completion of the Feasibility Study, the SilverCrest's Development Team will initiate an Early Works Program to construct offices, warehousing, water works and road access improvements in H1, 2020.
  Construction Decision: Upon completion of the Feasibility Study, management plans to submit a construction recommendation to the Company's Board of Directors in mid-2020. If successful, SilverCrest would begin major construction activities in H2, 2020 at Las Chispas.
  Project Financing Package: With C$124 million of cash, the Company is well positioned to advance the Las Chispas Project. SilverCrest has also commenced the due diligence work on a possible project debt financing package with a group of potential underwriters.
  Further De-Risking & Underground Development with Stockpiling: SilverCrest began underground development at Las Chispas in Q2, 2019 with the construction of the Santa Rosa exploration decline. As part of the underground development, the Company began stockpiling high-grade material from the Babicanora Vein (including the Area 51 zone). In-vein development has given the Company a better understanding of: high-grade vein reconciliation compared with the PEA resource block model; underground geotechnical and mining parameters; bulk sampling for metallurgical work specifically high-grade shear zone clays not considered in the PEA; scheduling high-grade stockpiled material for conceptual production startup and de-risking. Underground development will continue through 2020 with in-vein drifting and de-risk testing of mining methods well ahead of the conceptually planned start-up. Results from reconciliation of tonnes and grade will be announced as work progresses.

Overall, the Company is in transition at Las Chispas from aggressive and systematic exploration, successful discovery, resource estimation, and the completion of a PEA to completing a Feasibility Study for a mine construction decision and potential major construction startup in mid-2020.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the known mineral resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work and optimizing and updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1